Level Brands, Inc.
4521 Sharon Road, Suite 407
Charlotte, NC 28211

Telephone (704) 362-6345

'CORRESP'

September 26, 2018

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:	Jay E. Ingram, Legal Branch Chief
Edward M. Kelly, Special Counsel

Re:	Level Brands, Inc. (the "Company")
Registration Statement on Form S-1
File No. 333-227529

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, September 27, 2018, at 5:00 p.m., Eastern time, or as soon thereafter as practicable, unless we or our counsel, Pearlman Law Group LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel Pearlman Law Group LLP by calling Brian A. Pearlman, Esq. at (954) 632-4564, his Legal Assistant Ella Chesnutt at (410) 884-3682, or Charles B. Pearlman, Esq. at (954) 980-5949.

The Company authorizes Brian Pearlman, Esq. of Pearlman Law Group LLP to orally modify or withdraw this request for acceleration.

If you have any questions regarding this request, please contact our counsel, Pearlman Law Group LLP.

Thank you.

Sincerely,

By:	/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer and Chief Operating Officer

cc:	Brian A. Pearlman, Esq
Gracin & Marlow, LLP